SEC FILE NUMBER 001-40004
CUSIP NUMBER 18900M104
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cloopen Group Holding Limited
Full Name of Registrant

Former Name if Applicable

16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street
Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Form 6-K furnished with the Securities and Exchange Commission on May 3, 2022 (the “Form 6-K”), Cloopen Group Holding Limited (the “Company”) formed an independent special committee (the “Special Committee”) to investigate certain employee misconduct and transaction irregularities as disclosed in the Form 6-K (the “Independent Investigation”). The filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) has been delayed as (1) the Company needs additional time to prepare and review its consolidated financial statements required to be included in the Annual Report, and (2) the Special Committee is conducting the Independent Investigation. The Company is working diligently to explore possible ways to file the Annual Report as soon as possible. However, the Company does not expect that it will be in a position to file the Annual Report within the 15-day extension period provided in Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yipeng Li	(86) 10	5282-3178
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Form 6-K, the Company currently expects that the impact from such employee misconduct and transaction irregularities would be 5%-10% of the revenue for the three-month period ended June 30,2021 and 15%-20% of the revenue for the three-month period ended September 30, 2021. These figures have not been independently verified by the Special Committee or its advisors and are subject to change as the Independent Investigation proceeds. As the Company is still in the process of preparing and reviewing its consolidated financial statements required to be included in the Annual Report, the Company is unable to make an estimate of any changes in results of operations for the year ended December 31, 2021.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to the Company’s preliminary assessment of the financial impact disclosed herein, any anticipated financial results as a result of the Company’s independent registered public accounting firm to be engaged to complete its audit of the Company’s financial statements, the ability of the Company and its auditors to be engaged to confirm information or data identified in the review, the Company’s ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Cloopen Group Holding Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2022	By:	/s/ Yipeng Li
Name: Yipeng Li
Title: Director and Chief Financial Officer